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                             April 30, 2024

       Petros Panagiotidis
       Chairman, Chief Executive Officer, Chief Financial Officer
       Castor Maritime Inc.
       223 Christodoulou Chatzipavlou Street
       Hawaii Royal Gardens
       3036 Limassol
       Cyprus

                                                        Re: Castor Maritime
Inc.
                                                            Schedule TO-I Filed
April 22, 2024
                                                            Schedule TO-I/A
Filed April 22, 2024
                                                            SEC File No.
005-90917

       Dear Petros Panagiotidis:

                                                        We have reviewed your
filing and have the following comments.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule TO-I/A Filed April 22, 2024

       General

   1. Please revise to provide the name and address of each executive officer and director of
                                                        Castor Maritime, each
person controlling the corporation, and each executive officer and director of any
corporation or other person ultimately in control of the corporation.
                                                        See Item 3 of Schedule
TO and Item 1003(a) of Regulation M-A. In addition, provide the information called for
by Items 5-8 of Schedule TO as to the persons specified in General
                                                        Instruction C to
Schedule TO. We note that, on page 16, you incorporate by reference
                                                           Item 7    and
Item 10    of the Company   s    2023 Annual Report    but those sections do
not
                                                        appear to reflect the
information called for by General Instruction C to Schedule TO.
                                                        Please revise to
provide such information, including, to the extent relevant, in regards to
                                                        Petros Panagiotidis
and/or Thalassa Investment Co. S.A., and any other persons or entities encompassed within
General Instruction C.
 Petros Panagiotidis
Castor Maritime Inc.
April 30, 2024
Page 2
Miscellaneous, page 20

2. We note the following disclosure in this section: "[W]e are not making the Offer to, and will not accept any tendered Warrants from, warrantholders in any jurisdiction or circumstances in which such offer or solicitation is unlawful, provided that we will comply with the requirements of Rule 13e-4(f)(8) . . . ." Clarify how you may reject
         tendered Warrants from certain warrantholders, consistent with the requirements of Rule
         13e-4(f)(8), or revise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Eddie Kim at 202-679-6943 or Christina Chalk at 202-551-
3263.



FirstName LastNamePetros Panagiotidis                        Sincerely,
Comapany NameCastor Maritime Inc.
                                                             Division of
Corporation Finance
April 30, 2024 Page 2                                        Office of Mergers
& Acquisitions
FirstName LastName